Mail Stop 3561

February 19, 2008

George Suzuki
President
Pacific Fuel Cell Corp.
131 N. Tustin Ave. Ste. 100
Tustin, CA 92780

> **Re:** **Pacific Fuel Cell Corp.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2006**
> **Filed November 1, 2007**
> **File No. 000-28031**

Dear Mr. Suzuki:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2006

Financial Statements

General

1.   We reviewed your response to our prior comment one, noting that as of December 31, 2006, you recorded $100,000 of the $200,000 purchase price of equipment as a deposit on your balance sheet. Considering Item 1 of the Assignment

George Suzuki
Pacific Fuel Cell Corp.
February 19, 2008
Page 2

and Assumption of Equipment Purchase Agreement (Exhibit 10.7 of the Form 8-K, filed on January 24, 2006) conveyed title to the equipment to you as of December 18, 2006, it appears the full purchase price of the equipment and the corresponding liability should have been recorded in your financial statements at December 31, 2006. Please revise or advise.

Item 8A. Controls and Procedures, page 38

2.   We reviewed your response to comment three. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:

- Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not as of the date of the report as indicated by your disclosure.
- Please revise your disclosure to correct the references to the Exchange Act rules where disclosure controls and procedures are defined (e.g. 13a-15(e) versus 13a-14 as disclosed).
- Your disclosures did not include the information required by Item 308(c) of Regulation S-B. Accordingly, the disclosure should be revised to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please confirm that in future filings, including an amended 10-KSB, if applicable, you will revise your disclosures to address each of the matters noted above.

Form 10-QSB for the Quarter Ended September 30, 2007

Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation and Accounting Polices, page 5

3.   We note you have recognized revenue for the first time on the sale of fuel cell components during the current fiscal year. Please revise to disclose your revenue recognition policy related to the sale of your products and how you considered SAB 104 (i.e. your evaluation of how each of the four criteria specifically relates to your revenue stream). In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product

returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Other Exchange Act Filings

4.   Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services